UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	23 February 2016

Release Number	5/16

BHP BILLITON ANNOUNCES SIMPLIFIED OPERATING MODEL TO ACCELERATE PRODUCTIVITY AND VALUE CREATION

BHP Billiton today announced a new operating model that will create a more agile Company ready to respond to the challenges and opportunities presented by a rapidly changing global marketplace.

Under the changes announced today, BHP Billiton will become a much simpler organisation focused on geographic operating regions and supported by globalized functional services drawing upon world-class expertise and scale.

Andrew Mackenzie, BHP Billiton CEO, said: “These changes are a continuation of our simplification journey. They are made possible by the recent demerger of South32 and well-timed asset divestments, and reflect our continued commitment to improve productivity.

“At the core of the new model will be assets dedicated to safety, volume and cost enabled by functions integrated globally and largely co-located with the assets.

“Both assets and functions will have fewer layers and hence fewer people required to lead and run the organisation. This closer connection between management and operations will promote greater efficiency, rapid sharing of best practice and adoption of new technology to improve safety, productivity and learning - as well as management of risk.

“Our focused portfolio of tier one assets will now be managed through a vastly simplified operating model, positioning BHP Billiton to create new opportunities for value and growth into the future.”

BHP Billiton’s minerals production operations will be organised into two regional units - Minerals Australia and Minerals Americas. The Company’s oil and gas exploration and production operations will continue to be housed within a global Petroleum unit, reflecting the operating environment in that sector.

Under the Business changes announced today:

•	Mike Henry, currently President Coal, will become President Operations, Minerals Australia and will have responsibility for BHP Billiton’s Australian iron ore and coal operations, the Olympic Dam copper mine, Nickel West and the Indomet Coal project. He will also be responsible for the development of world-class maintenance practices across the Company. Mr Henry will relocate to Melbourne, Australia.

•	Daniel Malchuk, currently President Copper, will become President Operations, Minerals Americas and will have responsibility for BHP Billiton’s copper assets in Chile, the New Mexico Coal mine in the United States, the Company’s non-operated interests in the Antamina copper joint venture in Peru, the Cerrejon coal joint venture in Colombia and the Resolution copper project in the United States. Mr Malchuk will be responsible for the development of a new projects centre of excellence to promote continued advances in capital efficiency across the organisation. He will also oversee the Company’s ongoing copper exploration program. Mr Malchuk will continue to be based in Santiago, Chile.

•	Steve Pastor will become President Operations, Petroleum, and will have responsibility for BHP Billiton’s petroleum interests in the Gulf of Mexico, onshore United States, Australia and Trinidad and Tobago. He will also oversee the Company’s ongoing petroleum exploration program. Mr Pastor joined BHP Billiton in 2001 from Chevron Corporation and has deep operations and project management experience in the oil and gas sector in both conventional and onshore.

The changes, which are effective 1 March 2016, mean that one less President role will be required in Australia, and as a result Jimmy Wilson, currently President Iron Ore, will leave the Company. As the role of President Petroleum will change to become more closely focused on operations and will no longer include direct oversight of functional and business administration, it has been agreed that Tim Cutt, currently President Petroleum, will also leave the Company.

Mr Mackenzie said: “I sincerely thank Jimmy and Tim for their exceptional leadership and service to BHP Billiton over many years.

“Jimmy Wilson has transformed Western Australia Iron Ore into one of BHP Billiton’s most important Businesses and has led the way in introducing a simpler, more effective organisational model which continues to drive significant value for our shareholders.

“As President Petroleum, Tim Cutt has led the US onshore industry in achieving productivity gains that were unheard of just a few years ago. His leadership has seen BHP Billiton’s Petroleum Business gain global recognition for its operational excellence.

“On behalf of all at BHP Billiton, I wish Jimmy and Tim every success and thank them for all they have done for the Company.

“I congratulate Steve Pastor on his appointment as President Operations, Petroleum and welcome him to the Company’s executive leadership team.”

In addition to these changes, Dean Dalla Valle has been assigned to lead the Company’s response to the Samarco dam failure. He will be based in Brazil in recognition of this significant event and the Company’s commitment to support Samarco in the response and recovery effort. Mr Dalla Valle will retain responsibility for the Jansen Potash project in Canada and will continue to report to the CEO.

Mr Mackenzie also outlined the changes to BHP Billiton’s functional model to improve the efficiency and capability of service delivery to the Company. These changes include the transition of key functional services to global reporting lines. This will eliminate duplication of effort and create deep pools of expertise in the provision of services to the Company’s operated Assets. The key changes are:

•	Reflecting the Company’s commitment to Sustainability and risk management, the Corporate Health, Safety and Environment (HSE) and Risk, Audit and Assurance functions will report to Geoff Healy, currently Chief Legal Counsel, who has been appointed to the expanded role of Chief Risk and Legal Officer. HSE at the operating level will remain embedded within each Asset.

•	Chief Financial Officer, Peter Beaven, will assume global responsibility for strategy and business development, allowing the Company to more effectively identify opportunities for value and growth across all commodities.

•	BHP Billiton’s Marketing and Supply functions will consolidate under the leadership of Arnoud Balhuizen who has been appointed to the role of President, Marketing and Supply. Mr Balhuizen will report to the CEO and will continue to be based in Singapore.

•	A new technology function is being established to provide operational and information technology services to the Company as well as lead technology innovation across the organization. Diane Jurgens has been appointed to the role of Chief Technology Officer, reporting to the CEO, and will continue to be based in Singapore.

Mr Mackenzie and all his direct reports will constitute BHP Billiton’s Executive Leadership Team (ELT), which will have responsibility for the day-to-day management of the Company. The members of the ELT are:

•	Andrew Mackenzie, Chief Executive Officer

•	Arnoud Balhuizen, President Marketing and Supply

•	Peter Beaven, Chief Financial Officer

•	Tony Cudmore, Chief Public Affairs Officer

•	Dean Dalla Valle, Chief Commercial Officer (seconded to Brazil)

•	Geoff Healy, Chief Risk and Legal Officer

•	Mike Henry, President Operations, Minerals Australia

•	Diane Jurgens, Chief Technology Officer

•	Danny Malchuk, President Operations, Minerals Americas

•	Steve Pastor, President Operations, Petroleum

•	Laura Tyler, Chief of Staff

•	Athalie Williams, Chief People Officer

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Emily.Perry@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Eleanor Colonico	Andrew Gunn
Tel: +61 3 9609 2360 Mobile +61 407 064 748	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Eleanor.Colonico@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Paul Hitchins	United Kingdom and South Africa
Tel: +61 3 9609 2592 Mobile +61 419 315 001 Email: Paul.Hitchins@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and South Africa	Email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Americas
Tel: +44 207 802 4033 Mobile +44 7827 082 022 Email: Ruban.Yogarajah@bhpbilliton.com	James Wear
Tel: +1 212 310 1421 Mobile: +61 429 124 209
Jennifer White	Email: James.Wear@bhpbilliton.com
Tel : +44 207 802 7462 Mobile +44 7827 253 764 Email: Jennifer.White@bhpbilliton.com	Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
North America	Email: Joseph.Suarez@bhpbilliton.com

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
Email: Jaryl.Strong@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	February 23, 2016	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary